FILED BY BITFARMS LTD.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: STRONGHOLD DIGITAL MINING, INC.

COMMISSION FILE NO. 001-40931

Bitfarms Enters into a Binding LOI with HIVE Digital Technologies for the Sale of its Yguazu, Paraguay Site

-Bitfarms to reinvest capital in US growth opportunities-

-Accretive transaction values the completed site at ~$85 million and significantly reduces anticipated 2025 capital requirements-

-Rebalances YE 2025 proforma energy portfolio to ~80% North American & 20% international-

-Reduces expected average power costs by ~10%-

This news release constitutes a “designated news release” for the purposes of Bitfarms’ second amended and restated prospectus supplement dated December 17, 2024, to its short form base shelf prospectus dated November 10, 2023.

Toronto, Ontario (January 28, 2025) - Bitfarms Ltd. (NASDAQ/TSX: BITF), a global vertically integrated Bitcoin data center company, today announced that it has entered into a binding Letter of Intent (“LOI”) to sell its 200 MW site in Yguazu, Paraguay to HIVE Digital Technologies, Ltd (“HIVE”). The transaction is expected to close in the first quarter of 2025.

Bitfarms CEO Ben Gagnon stated, “We are pleased to announce the sale of our Yguazu site to HIVE as we continue to streamline our operations and rebalance towards North America. Bitfarms will be reinvesting the capital from this sale towards its 1 GW growth pipeline in the U.S. for BTC and HPC/AI infrastructure which marks a significant milestone in our transition from an international Bitcoin miner to a North American energy and compute infrastructure company.”

“We remain fully committed to our current operations in Latin America, with three sites totaling 144 MW that all benefit from long-term power contracts, competitive pricing and geographical diversification. This shift towards U.S.-based assets is in-line with our strategy to diversify beyond Bitcoin mining and capitalize on the significant growth opportunities in HPC/AI.”

Terms

Under the terms of the binding LOI, HIVE will purchase from Bitfarms its 100% ownership stake of its Yguazu, Paraguay Bitcoin mining site. The proposed transaction values the completed site at approximately $85 million, inclusive of approximately $19 million of power deposits with ANDE and the assumption of remaining capital obligations.

Bitfarms to receive:

●	$25 million upon closing of this transaction

●	$31 million over 6 months following closing

●	$19 million as reimbursement for power deposits made to ANDE by Bitfarms

●	Approximately $10 million in remaining capital obligations

Transaction Benefits

●	Significantly reduces Bitfarms’ anticipated 2025 capital requirements.

●	Rebalances portfolio to ~80% North American and 20% International by YE 2025, when coupled with our acquisition of Stronghold Digital Mining, which is expected to close in the next couple of months.

●	Reduces estimated average power costs by ~10%.

●	Does not impact miner deployment schedule. Reduces YE 2025 MW capacity from 955 MW to 755 MW.

About Bitfarms Ltd.

Founded in 2017, Bitfarms is a global vertically integrated Bitcoin data center company that contributes its computational power to one or more mining pools from which it receives payment in Bitcoin. Bitfarms develops, owns, and operates vertically integrated mining facilities with in-house management and company-owned electrical engineering, installation service, and multiple onsite technical repair centers. The Company’s proprietary data analytics system delivers best-in-class operational performance and uptime.

Bitfarms currently has 12 operating Bitcoin data centers and two under development, as well as hosting agreements with two data centers, in four countries: Canada, the United States, Paraguay, and Argentina. Powered predominantly by environmentally friendly hydro-electric and long-term power contracts, Bitfarms is committed to using sustainable and often underutilized energy infrastructure.

To learn more about Bitfarms’ events, developments, and online communities:

www.bitfarms.com

https://www.facebook.com/bitfarms/
https://twitter.com/Bitfarms_io
https://www.instagram.com/bitfarms/
https://www.linkedin.com/company/bitfarms/

Glossary of Terms

●	Y/Y or M/M= year over year or month over month

●	EH or EH/s = Exahash or exahash per second

●	MW or MWh = Megawatts or megawatt hour

●	HPC/AI = High Performance Computing / Artificial Intelligence

Forward-Looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking information”) that are based on expectations, estimates and projections as at the date of this news release and are covered by safe harbors under Canadian and United States securities laws. The statements and information in this release regarding the sale of the Yguazu, Paraguay Site, the merits of the rebalancing operations to North America, the reinvestment of the proceeds of the sale for growth, the North American energy and compute infrastructure strategy, and other statements regarding future growth, plans and objectives of the Company are forward-looking information. Any statements that involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “prospects”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information and are intended to identify forward-looking information.

This forward-looking information is based on assumptions and estimates of management of the Company at the time they were made, and involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Such factors include, among others, risks relating to: an inability to complete the sale of the Yguazu, Paraguay Site on the terms as announced or at all; the reinvestment of the proceeds of the sale may not occur on an economic basis; the anticipated benefits of the rebalancing of operations to North America and the North American energy and compute infrastructure strategy may not be realized; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine Bitcoin; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current Bitcoin inventory, or at all; a decline in Bitcoin prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of Bitcoin prices; the anticipated growth and sustainability of hydroelectricity for the purposes of Bitcoin mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate Bitcoin mining assets; the risks of an increase in the Company’s electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company’s profitability; the ability to complete current and future financings; the risk that a material weakness in internal control over financial reporting could result in a misstatement of the Company’s financial position that may lead to a material misstatement of the annual or interim consolidated financial statements if not prevented or detected on a timely basis; any regulations or laws that will prevent Bitfarms from operating its business; historical prices of Bitcoin and the ability to mine Bitcoin that will be consistent with historical prices; and the adoption or expansion of any regulation or law that will prevent Bitfarms from operating its business, or make it more costly to do so. For further information concerning these and other risks and uncertainties, refer to the Company’s filings on www.sedarplus.ca (which are also available on the website of the U.S. Securities and Exchange Commission at www.sec.gov), including the restated MD&A for the year-ended December 31, 2023, filed on December 9, 2024. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those expressed in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended, including factors that are currently unknown to or deemed immaterial by the Company. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on any forward-looking information. The Company undertakes no obligation to revise or update any forward-looking information other than as required by law. Trading in the securities of the Company should be considered highly speculative. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Neither the Toronto Stock Exchange, Nasdaq, or any other securities exchange or regulatory authority accepts responsibility for the adequacy or accuracy of this release.

Investor Relations Contacts:

Tracy Krumme

SVP, Head of IR & Corp. Comms.

+1 786-671-5638

tkrumme@bitfarms.com

Media Contacts:

Caroline Brady Baker

Director, Communications

cbaker@bitfarms.com

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